

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

Via E-mail
Mr. Steven Fu
Chief Financial Officer
Hebron Technology Co., Ltd.
No. 587 15th Road, 3rd Av., Binhai Ind. Park
Economic & Technology Development Zone
Wenzhou, China

> **Re:** **Hebron Technology Co., Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted on March 31, 2014**
> **CIK No. 0001603993**

Dear Mr. Fu:

We have reviewed your confidential draft registration statement and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process this registration statement and any amendment without a price range. Since the price range triggers, however, a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range's effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

2. Confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A of Regulation C under the Securities Act.

3. We note that you have omitted numerous non-Rule 430A disclosures throughout the registration statement. Other than pricing information, provide all missing information in the next pre-effective amendment to the registration statement.

4. We note that you intend to file by amendment additional exhibits, including the legal and tax opinions. We may have comments on the opinions and other exhibits after they are filed. Allow us sufficient time to review these materials before requesting acceleration of the registration statement's effectiveness.

5. Provide us copies of any artwork that you intend to use as soon as possible for our review. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7. Please tell us whether the placement agreement (refer to Exhibit 1.1) will be subject to Financial Industry Regulatory Authority's or FINRA's approval. In that case, prior to the effectiveness of your registration statement, please arrange to have a representative of FINRA call us to confirm that FINRA has finished its review and has no additional concerns regarding the placement arrangement, or send us a copy of the confirmation letter you have received from FINRA.

Registration Statement's Facing Page

8. Since it appears that the securities being registered are to be offered on a delayed or continuous basis, please check the Rule 415 box on the registration statement cover page and include Item 512(a) of Regulation S-K undertakings. Refer to Item 9 of Form F-1.

Prospectus Outside Front Cover Page

9. We note that you intend to hold investor funds in an escrow account. Identify the agent for the escrow account, and file as an exhibit to the registration statement the agreement with the escrow agent.

10. With respect to the placement agent warrants, please disclose whether you intend to list the warrants on an exchange or an over the counter quotation system. Refer to Item 1 of Form F-1 and Item 501(b)(4) of Regulation S-K.

11. In accordance with the requirements of Item 1 of Form F-1 and Item 501(b)(8) of Regulation S-K, please name the placement agent on the prospectus cover page.

Prospectus Conventions, page 1

12. We note the disclosure that you relied on statistics provided by a variety of publicly available sources regarding China's expectations of growth, China's demand for valves and fluid equipment, outlook of China's valve industry, as well as the valve industry globally. In this regard, we note the following examples:
    - Statistical disclosure regarding the PRC Valve industry found in your "Industry and Market Background" disclosure on page two;
    - Disclosure that since 2009 "China has ranked first worldwide in valve exports" [refer to disclosure in the second paragraph of the "PRC Valve Industry" on page two]; and
    - Disclosure that "[g]lobal demand for industrial valves is expected to rise annually…" and that "top export destinations have remained relatively stable through the global economic crisis…" [refer to last paragraph on page two].

    Please note that this list of examples is not meant to be exclusive. Please identify the sources for the market data and statistics upon which you have relied as the basis for your disclosures, and provide us copies of each source, marked clearly to highlight the portion or section that contains the basis of your prospectus disclosures, and cross reference it to the appropriate location in the registration statement.

Our Opportunity and Strategy, page 3

13. In the first paragraph on page four, you disclose that the Wenzhou City "has promised to grant [you] a preemptive right to purchase a land use right for an additional 25 acres in the Wenzhou Airport Industry Park…" Please file as an exhibit to the registration statement any arrangements or agreements you have entered with the Wenzhou City regarding this preemptive right, or otherwise explain to us how this promise was memorialized. In addition, in a relevant section of the filing, expand your disclosure to discuss how you will finance this purchase. Based on your Use of Proceeds disclosure on page 28, it does not appear that offering proceeds will be used to exercise this preemptive right.   Please advise and revise your disclosures to the extent necessary.

Risk Factors, page 9

General

14. We note that you plan to apply for listing on the NASDAQ Capital Market. If you intend to list on an exchange and rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

15. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements.

Do you have an audit committee financial expert?
We note that you do not have an audit committee. Therefore, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

16. On page 23, you have a risk factor regarding implementing and maintaining effective internal control over financial reporting in the future. In this regard, please address the following items noted which may have been impacted by your internal control over financial reporting:

Please explain the weakness in your internal control over financial reporting that allowed the inventory amount on page F-1 to be different from the amount on page F-8;

- Please explain why depreciation and amortization expense for the nine months ended September 30, 2013 decreased whereas the corresponding depreciable assets increased at September 30, 2013;

- Please explain why your effective tax rate for the nine months ended September 30, 2013 is only 13% given your annual effective tax rates were 26% and 28%; and

- Please describe any 2012 fourth quarter adjustments that materially impacted operating results for the quarter. We note that net income for the quarter was approximately $104k compared to 2012 annual net income of approximately $2 million.

Risk Related to Our Business and Industry, page 9

We may incur liability for unpaid taxes, including interest and penalties, page 9

17. We note the reference to Hebron Fluid, even though this term is not included in the list of defined terms on page one under "Prospectus Conventions." Please correct your disclosure as appropriate and in an appropriate section of the filing describe the types of transactions in which Hebron Fluid served as HK Hebron's counterparty to help investors understand the tax ramifications of such arrangement.

Our future research and development is currently subject to cooperation with Zhejiang University, page 14

18. We note disclosure that you have contracted with Zhejiang University to assist with research and development. Please disclose your collaboration with the Zhejiang University under the "Research and Development" disclosure on page 61, as well as summarize the principal provisions of your contract with Zhejiang University. Please ensure to discuss the results of such collaboration with Zhejiang University and whether you intend to continue this collaboration after you create your own research and development department. Additionally,

please advise why you have not filed the agreement as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Under the Enterprise Income Tax Law, we may be classified as a 'Resident Enterprise' of China…, page 17

19. At the end of the second paragraph of this risk factor, you disclose that "it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled, but no necessarily owned, by a Chinese natural person." Please revise your disclosure to explain the legal significance between controlled versus owned, as well as how the Notice provisions would apply to you.

Special Note Regarding Forward-Looking Statements, page 27

20. Clarify in the second paragraph's last sentence that you undertake no obligation to update any forward looking statement except as required by applicable law.

Use of Proceeds, page 28

21. You have identified "Acquisition of Pharmaceutical industry network company" as one of the categories towards which you intend to use a portion of your offering proceeds. With a view towards disclosure, please explain to us what a pharmaceutical industry network company is; why you are targeting this industry participant as an acquisition candidate; and your basis for assuming that $3 million of offering proceeds will be spent on the acquisition of a pharmaceutical industry network company if you have not identified an acquisition target at this time. Your disclosures elsewhere indicate that you intend to acquire businesses that are complementary or related in product lines and business structure. Please expand your disclosures to elaborate on what types of businesses would be considered complementary.

Capitalization, page 31

22. Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

23. Please address the following pursuant to Item 5A of the Form 20-F:
   - Please provide a narrative discussion of the extent to which changes in revenues are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services;
   - Describe the impact of inflation, if material;

- Provide information regarding the impact of foreign currency fluctuations on the company, if material, and the extent to which foreign currency net investments are hedged by currency borrowings and other hedging instruments; and
- If material, please discuss the impact of currency translations on revenues and expenses.

General and administrative expenses, page 38

24. We note disclosure regarding the increase in bad debt expense due to the aging of receivables. To the extent material, please add a risk factor addressing the effect that the increased balanced of bad debt expense may have on your financial condition.

Accounts Receivable and Due from Customers, page 44

25. Your accounts receivable balance increased by 132% from December 31, 2012 to September 30, 2013. The balance as of September 30, 2013 represents approximately 30% of your total assets. Your disclosures indicate that the increase was primarily due to your practice of collecting accounts receivable near the year end. Please disclose the amount of the September 30, 2013 accounts receivable balance which has been subsequently collected. In a similar manner, please address the increase in due from customers. Please also discuss the factors that caused an increase in other receivables from December 31, 2012 to September 30, 2013.

26. Please tell us how much of your balance of accounts receivable, other receivables, and due from customers is over six months old as of December 31, 2013. Please also disclose your accounts receivable turnover ratios for each period presented and explain variances in this ratio from period to period.

Short-term loan, page 46

27. As it appears that most of the loans are entered into with the Bank of China LongWan Branch, please file a form of this loan agreement as an exhibit to the registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

Taxes Payable, page 48

28. Please disclose why income taxes payable is classed as a current liability given that the components are over one year old. Please disclose when you are required to pay these taxes.

Liquidity and Capital Resources, page 48

29. You believe that your current cash, cash flows provided by operating activities, and access to help from your related party will be sufficient to meet your working capital needs for at least the next twelve months. Please clarify in your disclosures if you have amounts committed to

be provided by your related party. Please also disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

30. Please enhance your liquidity disclosures to address the following:
    - Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and
    - Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

    Refer to Item 5.B.1(b) of the Form 20-F.

Obligations Under Material Contracts, page 50

31. You were required to make the final payment for the registered capital of Hebron Automation before February 2014. Please disclose whether these amounts have now been paid and the consequences of not paying these amounts before February 2014.

32. Please file the lease agreement as an exhibit to the registration statement. In addition, please discuss the consequences of failure to fund the full amount of registered capital.

Capital Expenditures, page 50

33. Please disclose the location where you are currently constructing your factory building, how you will finance the estimated $15 million to complete the construction of the building, as well as whether you expect to expand your production capacity, by disclosing among other things, your current capacity and by how much you intend to increase it. For guidance please refer to Item 4.D of Form 20-F.

Business, page 52

General

34. Please note that a number of disclosure items require that the information is provided for the last three financial years. In this regard, we note that Items 4.B.1 and 2, and Item 5.C of Form 20-F. Please revise your disclosures accordingly.

Corporate Information

35. Please indicate the company's length of life, or otherwise confirm that it has an indefinite term. Please disclose the name and address of the company's agent in the host country. Refer to Items 4.A.2 and 3 of Form 20-F.

Corporate Structure, page 54

36. We note that Hebron Technology, the BVI company, was incorporated after the formation of its Hong Kong subsidiary. We also note that in Note 1 to the consolidated financial statements, you disclose that Hebron Technology owns 100% interest in "Hong Kong Xibolun Technology Limited" and that you refer to the two operating subsidiaries as "Xibolun Equipment" and "Xibolun Automation." Please revise your disclosure here to provide a comprehensive picture of the important events in the development of the company's business, starting with the formation of the oldest subsidiaries in 2003, the company's operating history and how the business has been transformed under the ownership of Hebron Technology, the BVI company. Your disclosure should also discuss the changes in the products produced or services rendered, the exchange transactions by accurately identifying all the parties to the transactions, any changes in the corporate name(s) of your operating entities, and provide a description of each subsidiary's principal activities. For guidance please refer to Item 4.A.4 of Form 20-F. Please file the exchange agreements as exhibits to the registration statement, or otherwise tell us why you would not be required to do so.

Distribution Channels and Methods of Competition, page 57

International Markets, page 57

37. You disclose that you plan to develop new markets in Europe, Australia, Japan and Korea. With a view towards disclosure, please tell us the reasons why you have targeted these regions to expand your business, the type of products you expect to export to those countries, and the process by which you intend to implement such expansion.

Awards and Recognition, page 60

38. You disclose, among other things, that you have received certificates from Unites States Food & Drug Administration. We also note disclosure elsewhere in the filing that your products are produced in compliance with the China Good Manufacturing Practices and the FDA requirements. In accordance with Item 4.B.8 of Form 20-F, please include a discussion of the FDA regulatory requirements related to your products, the type of certification you are required to obtain for your products and the frequency of compliance. With respect to the various certificates and awards listed on pages 60-61, please identify the regulatory body or the trade association granting the respective award, explaining also the significance of such awards when not easily discernible.

Our Research Projects, page 62

39. Please include narrative disclosure to describe the various projects listed in your tabular disclosure, including the outcome of the project, and how you collaborated with the governmental authorities noted in the table.

Our Intellectual Property, page 62

40. We note your risk factor "We depend on intellectual property licensed from third parties…," on page 15. Please summarize here the principal provisions of any material license agreement. Additionally, please file these license agreements, including the license from your chief executive officer to use three patents and two trademarks, as exhibits to the registration statement. See Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K. With respect to the various patents listed in page 62 of your tabular disclosure, disclose the authority granting the license.

Chinese Laws and Regulations, page 63

41. Please revise your disclosure throughout to make clear how you are affected by each set of regulations and include discussion of the extent that you are materially at risk for non-compliance. Where any laws may require approval, the filing of applications, permits, or licenses, make clear whether you have made appropriate filings, received approval, or obtained any required permits or licenses. Alternatively, you may include analysis of why you feel any approvals, licenses or permits may not be necessary. Please revise your disclosure in any related risk factors accordingly to make clear your current status or the extent of any material risks. We note, for example, the following:

- Your discussion of Notice 75 here or in the risk on page 21 should make clear the extent that your PRC residents have registered their interests;

- Your discussion of dividends here or in your disclosure on page 28 should make clear the extent that you have paid into or are required to pay into statutory reserves; and

- Your discussion of restrictions on foreign ownership and of China's "open" cities policy elsewhere in your prospectus should make clear the category of your business so investors may understand how your capitalized your business.

M&A Rules and Regulations on Overseas Listings, page 67

42. We note your statement that your PRC counsel, Yunnan Qianhe, has advised you that, among other things, your "BVI company is not controlled by a Chinese citizen… [and] although the purpose of BVI incorporation is for overseas listing, the M&A rule should not apply to [you]." We also note your disclosure under "Enforceability of Civil Liabilities" relating to advice provided by PRC counsel as well as Kaufman & Canoles on matters governed by Chinese law and BVI law, respectively. Please name each counsel as an expert as well as obtain and file as an exhibit to this registration statement its written consent for your use of its name and reference to its opinions. Refer to Item 10.G of Form 20-F, Item 101(g)(2) of Regulation S-K. For additional guidance, you may also refer to Section 7 of the Securities Act and Rule 436 of Regulation C.

Management, page 71

Executive Officers and Directors, page 71

43. Please identify Mr. Anyuan Sun also as Chairman of the Board.

44. Please indicate the business address for each of the company's directors and senior management. Refer to Item 1.A of Form 20-F. Given that the company was not incorporated until May 29, 2012, with respect to your executive officers biographical information, please identify the predecessor company with which the executive initially started his employment.

Board of Directors and Board Committees, page 73

45. Clarify in the second paragraph that you intend to increase the number of directors to 12 by appointing five additional directors, if true.

Summary Compensation Table, page 77; Director Compensation- -Non-Employee Directors, page 77

46. Update the disclosures to include compensation disclosure for fiscal year ended December 31, 2013. Refer to Item 6.B of Form 20-F. Additionally, we are unable to locate a narrative text to which footnote (1) of the bonus column and footnote (2) of the stock awards column in the summary compensation table relate. Please revise or advise.

Employment Agreements, page 77

47. Please file the employment agreement with Mr. Xiaoliang Xue as an exhibit to the registration statement. We also note that the employment agreement with Mr. Anyuan Sun filed as Exhibit 10.2 to the registration statement identifies "Wenzhou Xibolun Fluid Equipment Ltd." as the employer. Please explain.

Related Party Transaction, page 78

48. Please note that Item 7.B of Form 20-F requires disclosure for the preceding three financial years. Please revise your disclosures accordingly. In addition, we note the disclosure that your loan to Zhejiang Xibolun has not been reduced to writing. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the registration statement. For guidance you may refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" which are available on the Commission's website.

49. We note disclosure in Note 7 to the consolidated financial statement on page F-10, that as of 12/31/12 the company had an aggregate of $94,693 due to a related party for expenses paid by Zhejiang Xilolun. With a view towards disclosure, please tell us whether any respective amounts were outstanding as of 12/31/13 and describe the circumstances giving rise to Zhejiang Xibolun covering your business expenses.

Principal Shareholders, page 78

50. In accordance with Item 7.A(c) of Form 20-F, please disclose whether the beneficial owners have different voting rights, or include an appropriate negative statement to that effect.

51. Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Description of Share Capital, page 79

52. With respect to directors, please describe whether your Articles or Memorandum of Association provides for the director's power, in the absence of a quorum, to vote compensation to themselves. Refer to Item 10.B.2 of Form 20-F.

Anti-takeover provisions in our memorandum and articles of association, page 86

53. Please describe the specific provisions of your memorandum and articles of association which may discourage, delay or prevent a change in control. Refer to Item 10.B.7 of Form 20-F.

Material Tax Consequences Applicable to U.S. Holders of Our Common Stock, page 89

54. We note that you intend to file by amendment a tax opinion as Exhibit 8.1 to the registration statement. Note that if you elect to file a short form tax opinion, the prospectus disclosure must identify counsel rendering the opinion as well as state that the discussion in the prospectus constitutes the opinion of counsel. Additionally, please tell what consideration was given to including a discussion of Hong Kong tax consequences.

55. Please reconcile your reference to not discussing the tax consequences of state, local and other laws with your discussion of local Chinese laws.

People's Republic of China Enterprise Taxation, page 90

56. Please make clear any PRC tax consequences for prospective investors, not just "enterprise-level" tax consequences. In this regard, we note that you should include discussion of the following:

- The existence and effect of any tax treaties between the PRC and the U.S. or Hong Kong, as applicable. Please revise your disclosure of the effect of any treaties in the risk factor "Under the Enterprise Income Tax Law, page 17, as necessary;

- State whether you will withhold taxes for individual shareholders; and

- Include discussion of the consequences of non-payment, as necessary.

United States Federal Income Taxation, page 91

57. Please revise your disclosure as follows:

- Ensure that discuss the benefits of any treaties with either the PRC or Hong Kong, as applicable;

- Define "passive income" in your discussion under "Passive Foreign Investment Company, page 93;" and

- Include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010, as applicable, under "Information Reporting and Backup Withholding, page 94."

Taxation of Dispositions of Common Shares, page 92

58. We note the phrase "assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010." Update the disclosure to the most recent date practicable.

Enforceability of Civil Liabilities, page 94

59. Please revise your discussion to make clear what is the "common law doctrine of obligation" and include all material jurisdictions as per Rule 101(g) of Regulation S-K. We note, for example, your business in Hong Kong.

Placement, page 95

60. Please revise your disclosure to identify the address of the placement agent. Refer to Item 9.B of Form 20-F.

61. Please reconcile the statement in the first paragraph that the offering is being made without a firm commitment by the placement agent, "with no obligation or commitment on the part of the placement agent to purchase any of the Shares" with the statement that the placement agent "must sell the minimum number of securities offered…" In addition, please elaborate on your disclosure that "[t]he placement agent is obligated to take and pay for all of the Shares if any such securities *are taken*" [emphasis added] by explaining how the securities "are taken."

Where You Can Find Additional Information, page 100

62. We note the "not necessarily complete" language. Clarify that statements made in the prospectus about the contents of any contract, agreement, or other document filed as an exhibit to the registration statement to state that it includes the material provisions of the contract, agreement, or other document.

Financial Statements, page F-1

General

63. Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.5 of the Form 20-F. Refer to Item 4(a) of the Form F-1. Alternatively, please submit a formal waiver request to the Division of Corporation Finance's Office of Chief Accountant. Additional information can be found on our website: http://www.sec.gov/corpfin/Article/contact-us.html.

64. Your disclosures on page seven indicate that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

65. Please provide the information required by the schedule requirements of Rule 12-09 of Regulation S-X regarding your valuation and qualifying accounts, including your allowances for doubtful accounts for accounts receivable, advances to suppliers, and other receivables.

66. Please tell us if there have been any equity issuances since October 1, 2013 as well as any planned equity issuances. For each transaction:
   - identify the parties, including any related parties;
   - the purpose of the issuance;
   - how you accounted or will account for the issuance;

- the nature of any consideration; and
- the fair value and your basis for determining the fair value.

Note 1. Business Description, page F-4

67. You determined that the transactions in which you acquired ownership interests in Wenzhou Xibolun Automation Project Techmology Co., Ltd. and Wenzhou Xibolun Fluid Equipment Co., Limited were common control transactions. Please provide us with a comprehensive explanation of how you determined that these entities were under common control.

Note 2. Summary of Significant Accounting Policies

General

68. Please disclose the terms of the research and development arrangement with Zhejiang University and correspondingly how you account for it pursuant to ASC 730-20.

Revenue Recognition, page F-5

69. We note your fluid equipment control system trading business represents 21.6% of revenue for 2013 for the nine months ended September 30, 2013. Please disclose the terms of these agreements, specifically who is the primary obligor and who bears the risk and how you recognize revenue for these arrangements.

70. We note you recognize revenues from the sales of products as well as installation services. Please clarify whether your customer arrangements include multiple elements. If so, please disclose all of the deliverables included in your multiple-element arrangements pursuant to ASC 605-25. Please also disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

71. As disclosed on page 12, you generally allow customers to reserve approximately 5% of the agreed purchase or installation price for a period of one year after you deliver and/or implement a solution for them. Such payment is typically made one year after the agreed delivery date, assuming satisfactory performance of the product or solution for your customer. Please tell us what consideration you gave to SAB Topic 13:A.3.b regarding acceptance provisions in determining when it is appropriate to record revenue related to these arrangements.

Accounts Receivable, page F-5

72. Please disclose the nature of the amounts included in the other receivable line item.

Advances to Suppliers, page F-6

73. Please tell us the nature of these supplier prepayments, specifically addressing the time it takes to receive delivery of these products and the circumstances that would result in the company not receiving delivery.   Also confirm none of these advances relate to related parties and to date how much of the advances to suppliers at September 30, 2013 were delivered.

Earnings Per Share, page F-8

74. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future but that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1(c).

Closing

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance that we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so that we do not repeat or refer to that information in our comment letters to you.

You may direct questions on comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Alfred P. Pavot, Jr., Staff Accountant, at, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Via E-mail
        Anthony W. Basch, Esq.
        Kaufman & Canoles, P.C.
        2 James Center, 14th Floor
        1021 East Cary Street
        Richmond, VA 23219